[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

(202) 274-2007	nquint@luselaw.com
August 9, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Mark Webb, Esq. Mail Stop 4561

Re:	Northfield Bancorp, Inc. (Registration No. 333-143643) Registration Statement on Form S-1
Dear Mr. Webb:
          On behalf of Northfield Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated August 7, 2007, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The responses correspond to the numbered comments in the comment letter. In addition to these revisions, the Company’s Prospectus has been revised to change the pro forma market valuation of the Company, and in response to comments received from the Office of Thrift Supervision. The Amended S-1 has been blacklined to reflect changes from the prior filing.
          1. A new risk factor entitled “We Have Not Determined Whether We Will Adopt Stock-Based Benefit Plans More Than One Year Following the Stock Offering. Stock-Based Benefit Plans Adopted More Than One Year Following the Stock Offering May Exceed Regulatory Restrictions on the Size of Stock Benefit Plans, Which Would Increase Our Costs.” has been added to page 26, as requested.
          2. Page 13 of the Summary has been revised as requested.
* * * * *

Securities and Exchange Commission
August 9, 2007

          We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.
Respectfully,
\s\ Ned Quint
Ned Quint
Enclosures

cc:	Michael Clampitt, Esq. Michael Volley, CPA Kevin Vaughn, CPA John W. Alexander, President and Chief Executive Officer Eric Luse, Esq.